Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)

1. Name and Address of Reporting Person* Raymond James Capital Partners, L.P. (Last) (First) (Middle) 880 Carillon Parkway (Street) St. Petersburg, FL 33716 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 01/17/2001	4. Issuer Name and Ticker or Trading Symbol Display Technologies, Inc. (DTEK)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_10% Owner* ___ Officer (give ___ Other (specify title below) below) * All Reporting Persons		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
	1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
	None (All Reporting Persons)	None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A-1 Convertible Preferred Stock	01/17/2001	07/30/2004	Common Stock	2,000,000	$2.00	D
Stock Purchase Warrant	07/30/1999	07/30/2004	Common Stock	167,945	$2.50	D
Stock Purchase Warrant	01/17/2001	01/17/2006	Common Stock	2,143,000	$.125	D

Explanation of Responses:

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  /s/ Gary A. Downing
RAYMOND JAMES CAPITAL PARTNERS, L.P.,
a Delaware limited partnership
By:  RJC PARTNERS, L.P., a Delaware limited
    partnership, its General Partner
   By:  RJC PARTNERS, INC., a Delaware corporation,
       its General Partner
    By;  Gary A. Downing, President

**Signature of Reporting Person

1/29/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A-1 Convertible Preferred Stock	01/17/2001	07/30/2004	Common Stock	2,000,000	$2.00	I	See (1)
Stock Purchase Warrant	07/30/1999	07/30/2004	Common Stock	167,945	$2.50	I	See (1)
Stock Purchase Warrant	01/17/2001	01/17/2006	Common Stock	2,143,000	$.125	I	See (1)

Explanation of Responses: (1) The securities listed are beneficially owned directly by Raymond James Capital Partners,L.P., whose sole general partner is RJC Partners, L.P.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  /s/Gary A. Downing
RJC PARTNERS, L.P.,
a Delaware limited partnership
By:  RJC PARTNERS, INC., a Delaware corporation,
       its General Partner
    By;  Gary A. Downing, President

**Signature of Reporting Person

ADDRESS:
880 Carillon Parkway
St. Petersburg, FL  33716

1/29/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A-1 Convertible Preferred Stock	01/17/2001	07/30/2004	Common Stock	2,000,000	$2.00	I	See (1)
Stock Purchase Warrant	07/30/1999	07/30/2004	Common Stock	167,945	$2.50	I	See (1)
Stock Purchase Warrant	01/17/2001	01/17/2006	Common Stock	2,143,000	$.125	I	See (1)

Explanation of Responses:

(1)  The securities listed are beneficially owned directly by Raymond James Capital Partners, L.P., whose sole general partner is RJC Partners, L.P. The sole general partner of RJC Partners, L.P., is RJC Partners, Inc.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Gary A. Downing RJC PARTNERS, Inc. a Delaware corporation, By; Gary A. Downing, President **Signature of Reporting Person ADDRESS: 880 Carillon Parkway St. Petersburg, FL 33716	1/29/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A-1 Convertible Preferred Stock	01/17/2001	07/30/2004	Common Stock	2,000,000	$2.00	I	See (1)
Stock Purchase Warrant	07/30/1999	07/30/2004	Common Stock	167,945	$2.50	I	See (1)
Stock Purchase Warrant	01/17/2001	01/17/2006	Common Stock	2,143,000	$.125	I	See (1)

Explanation of Responses:

(1)  The securities listed are beneficially owned directly by Raymond James Capital Partners, L.P., whose sole general partner is RJC Partners, L.P. The sole general partner of RJC Partners, L.P., is RJC Partners, Inc., a wholly-owned subsidiary of Raymond James Financial, Inc.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ J. P. Julian RAYMOND JAMES FINANCIAL, INC. **Signature of Reporting Person ADDRESS: 880 Carillon Parkway St. Petersburg, FL 33716	1/29/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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